Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30,
	2009	2008
Earnings:	($ in millions)
Income before taxes	$175.1	$184.0
Add (deduct):
Equity in income of non-consolidated affiliates	(32.9)	(31.1)
Dividends received from non-consolidated affiliates	3.1	—
Capitalized interest	(9.1)	(2.2)
Fixed charges as described below	25.8	24.8
Total	$162.0	$175.5
Fixed Charges:
Interest expensed and capitalized	$14.3	$13.7
Estimated interest factor in rent expense(1)	11.5	11.1
Total	$25.8	$24.8
Ratio of earnings to fixed charges	6.3	7.1

(1)         Amounts represent those portions of rent expense that are reasonable approximations of interest costs.